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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                   Exit Filing


                             The John Nuveen Company
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   67090F-106
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)
          [_]  Rule 13d-(c)
          [_]  Rule 13d-1(d)

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CUSIP No.    67090F-106
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Wilmington Trust Corporation, 51-0328154
         Wilmington Trust Company, 51-0055023
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [X]
       (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware corporation
________________________________________________________________________________
 NUMBER OF        5.   SOLE VOTING POWER             48,400
 SHARES           _____________________________________________________________
 BENEFICIALLY     6.   SHARED VOTING POWER           0
 OWNED BY          _____________________________________________________________
 EACH             7.   SOLE DISPOSITIVE POWER        9,800
 REPORTING         _____________________________________________________________
 PERSON           8.   SHARED DISPOSITIVE POWER      11,550
 WITH:
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        51,350
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [_]
                                         N/A
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                          0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

                                          HC
________________________________________________________________________________


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CUSIP No. 67090F-106

ITEM 1(A).  NAME OF ISSUER:

         The John Nuveen Company

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            333 West Wacker Drive
            Chicago, Illinois  60606

ITEM 2(A).  NAME OF PERSON FILING:

            Wilmington Trust Corporation, Wilmington Trust Company

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

            1100 North Market Street
            Wilmington, DE  19890

ITEM 2(C).  CITIZENSHIP:

            Wilmington Trust Corporation is a Delaware corporation Wilmington Trust Company is a Delaware banking corporation

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock

ITEM 2(E).  CUSIP NUMBER:    67090F-106


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)      [_]  Broker or dealer registered under Section 15 of the Exchange Act.

(b)      [X]  Bank as defined in Section 3(a)(6) of the Exchange Act.

         Wilmington Trust Company is a wholly-owned subsidiaries of Wilmington Trust Corporation.

(c)      [_]      Insurance  company as defined in Section 3(a)(19) of the
                  Exchange Act.

(d)      [_]      Investment  company  registered under Section 8 of the
                  Investment Company Act.

(e)      [_]      An investment adviser in accordance with Rule 13d-1(b)
                  (1)(ii)(E);

(f)      [_]      An employee  benefit plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);


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(g)      [X]      A parent  holding  company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         Wilmington Trust Corporation is a Parent Holding Company.

(h)      [_]      A savings  association  as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

(i)      [_]      A  church  plan  that  is  excluded  from  the  definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)      [X]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Wilmington Trust Corporation and Wilmington Trust Company are a group

ITEM 4.  OWNERSHIP.

N/A

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

[  X ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Wilmington Trust Company:          BK

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Wilmington Trust Corporation:      HC
         Wilmington Trust Company:          BK

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


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ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February  14, 2006                 Wilmington Trust Corporation
                                   Wilmington Trust Company


                                    By: /s/ Michael A. DiGregorio
                                    -----------------------------
                                    Michael A. DiGregorio
                                    Senior Vice President



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).